UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                         UNDER THE EXCHANGE ACT OF 1934
                                AMENDMENT NO. 3


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                                  RULE 13d-2(a)


                               VITAL LIVING, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    92846Y100
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                                 (CUSIP Number)
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          DONALD NICHOLSON                      KATHRYN A. CAMPBELL, ESQ.
           SKYEPHARMA PLC                        SULLIVAN & CROMWELL LLP
           105 PICCADILLY                           1 NEW FETTER LANE
       LONDON W1J 7NJ, ENGLAND                   LONDON EC4A 1AN, ENGLAND
          +44 20 7491 1777                           +44 20 7959 8900
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                December 17, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                         (continued on following pages)

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CUSIP NO.  92846Y100                                       PAGE  2  OF  8  PAGES
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1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            SKYEPHARMA PLC
            330387911
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2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                        (b)  [X]
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3           SEC USE ONLY

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4           SOURCE OF FUNDS

            WC, OO
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5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                               [_]
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6           CITIZENSHIP OR PLACE OF ORGANIZATION

            ENGLAND AND WALES
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                     7   SOLE VOTING POWER

                         0
   NUMBER OF         -----------------------------------------------------------
    SHARES           8   SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              37,860,073(1)(2)
EACH REPORTING       -----------------------------------------------------------
  PERSON WITH        9   SOLE DISPOSITIVE POWER

                         17,204,548(2)
                     -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                         0
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11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            17,204,548(1)(2)
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12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                           |X|

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13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            28.30%(2)(3)
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14          TYPE OF REPORTING PERSON

            CO
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(1)  In order to facilitate the consummation of the transaction  contemplated by the Agreement and Plan of Merger by and among Vital Living, Inc. (the "Issuer"), VLEN Acquisition Corp., Inc. ("VLEN") and E-Nutriceuticals, Inc. ("ENI"), dated as of August 20, 2003



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CUSIP NO.  92846Y100                                       PAGE  3  OF  8  PAGES
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     (the "Merger  Agreement",  and the transaction  contemplated  thereby,  the
     "Merger"), SkyePharma PLC ("SkyePharma") entered into a Stockholders' Agreement with the Issuer and the other parties listed therein, dated as of August 20, 2003 (the "Stockholders' Agreement"), whereby each of Bradley Edson ("Mr. Edson"), Stuart Benson ("Mr. Benson") and Donald Hannah (Mr. Hannah, and with Mr. Edson and Mr. Benson, the "Founders Group"), Fifth Avenue Capital, Inc. ("Fifth Avenue Capital") and Stephen Morris ("Mr. Morris, and with Fifth Avenue Capital, the "Morris Group"), and SkyePharma (collectively, the "Stockholders") agreed to vote its shares of common stock, par value $0.001 per share (the "Common Stock") of Vital Living, options, warrants or convertible securities to purchase Common Stock, and other voting securities of the Issuer to elect the directors nominated by the other Stockholders. SkyePharma does not have the right to dispose or direct the disposition of any of the 20,655,525 shares of Common Stock or securities convertible or exercisable into Common Stock owned by the other parties to the Stockholders' Agreement. Accordingly, SkyePharma expressly disclaims beneficial ownership of all such shares.

2 SkyePharma is currently the beneficial owner of 14,204,548 shares of Common Stock, 1,000,000 shares of Series D Convertible Preferred Stock, par value $0.001 per share, of the Issuer (the "Preferred Stock"), $1,000,000 aggregate principal amount of the 12% Senior Secured Convertible Notes due 2008 (the "Convertible Notes") and warrants exercisable for 1,000,000 shares of Common Stock (the "Warrants"). Accordingly, SkyePharma has beneficial ownership of 17,204,548 shares of Common Stock, assuming the conversion of all shares of Preferred Stock and the Convertible Notes and the exercise of all the Warrants owned by SkyePharma into Common Stock at the current conversion price or exercise price, as the case may be, of $1.00.

3 Based on 57,801,170 shares of Common Stock outstanding on December 15, 2003 as described in the Securities Purchase Agreement, by and between the Issuer and the other investors as set forth therein, dated as of December 15, 2003 (the "Securities Purchase Agreement"), which SkyePharma became a party to on December 17, the conversion of 1,000,000 shares of Preferred Stock into 1,000,000 shares of Common Stock, the conversion of the Convertible Notes into 1,000,000 shares of Common Stock and the exercise of the Warrants for 1,000,000 shares of Common Stock.

ITEM 1   SECURITY AND ISSUER

         This Amendment No. 3 amends and supplements the Schedule 13D filed by SkyePharma with the U.S. Securities and Exchange Commission (the "Commission") on August 29, 2003, as amended by Amendment No. 1 filed with the Commission on November 21, 2003 and Amendment No. 2 filed with the Commission on December 8, 2003, relating to the Common Stock of Vital Living, Inc., a Nevada corporation, including such Common Stock issuable upon conversion of Preferred Stock and Convertible Notes, and the exercise of Warrants, held by SkyePharma. The Issuer's principal executive offices are located at 5080 North 40th Street, Suite #105, Phoenix, Arizona, 85018.

ITEM 3   SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of funds for the purchase of the $1,000,000 aggregate principal amount of Convertible Notes, including the accompanying Warrants, was SkyePharma's cash deposits. The total amount was $1,000,000 in cash, which was paid on December 17, 2003, in accordance with the terms of the Securities Purchase Agreement.

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CUSIP NO.  92846Y100                                       PAGE  4  OF  8  PAGES
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ITEM 4   PURPOSE OF THE TRANSACTION

         Pursuant to the terms of the Commitment Letter (the "Commitment Letter") from SkyePharma to the Issuer, dated as of August 20, 2003, executed pursuant to Section 5 of the Merger Agreement, as amended on November 19, 2003 and December 4, 2003, SkyePharma has invested $1,000,000 in the Convertible Notes and Warrants of Vital Living. As a result of SkyePharma's investment pursuant to the Commitment Letter and as governed by the Securities Purchase Agreement, SkyePharma now holds $1,000,000 aggregate principal amount of Convertible Notes convertible into 1,000,000 shares of Common Stock, based on a conversion price of $1.00, and Warrants exercisable for 1,000,000 shares of Common Stock at an exercise price of $1.00. Such conversion or exercise price, as the case may be, is subject to adjustment based on stock splits, subdivisions and combinations, dividends and distributions, reorganizations and reclassifications, and certain issuances of Common Stock, or securities convertible or exchangeable into Common Stock, at a price lower than the conversion or exercise price, as the case may be, of the Convertible Notes and the Warrants, respectively. Further, at any time after April 15, 2004 that the 2004 Registration Statement, as defined below, is not effective, the Warrants may be exercised on a cashless exercise basis by surrendering Common Stock receivable upon exercise of the Warrants in lieu of cash until such time as the 2004 Registration Statement is declared effective.

         Any Common Stock acquired by SkyePharma by the conversion of the Convertible Notes or the exercise of the Warrants will be subject to the terms of the Stockholders' Agreement, as described more fully in the Schedule 13D filed by SkyePharma with the Commission on August 29, 2003.

         SkyePharma is continuously evaluating the business and business prospects of the Issuer, and its present and future interests in, and intentions with respect to the Issuer and at any time may decide to acquire additional shares or dispose of any or all of the Common Stock, Preferred Stock, Convertible Notes or Warrants owned by it.

         SkyePharma currently intends to exercise its rights as shareholder in the Issuer, and in connection therewith, may, from time to time, (i) have discussion with management and/or other shareholders of the Issuer concerning various operational and financial aspects of the Issuer's business, (ii) make one or more proposals to the Issuer or other shareholders of the Issuer relating to joint ventures, mergers, business combinations or extraordinary transactions, and (iii) solicit proxies.

ITEM 5   INTEREST IN SECURITIES OF THE ISSUER

(a) The percentage interest held by SkyePharma presented below is based on 57,801,170 shares of Common Stock outstanding on December 15, 2003 as described in the Securities Purchase Agreement. Assuming the conversion of all shares of Preferred Stock and the Convertible Notes and the exercise of the accompanying Warrants owned by SkyePharma into Common Stock at a conversion price (or exercise price in the case of the Warrants) of $1.00, SkyePharma is the beneficial owner of 17,204,548 shares of Common Stock, representing approximately 28.30% of the Common Stock issued and outstanding. The information in this Statement with respect to the parties listed below in this Item 5(a) is based solely on information provided by the Issuer to SkyePharma, except that information with respect to Mr. Edson's shareholding is from the Form 4 filed by Mr. Edson with the Commission on October 3, 2003. Mr. Edson is the beneficial owner of 4,808,050 shares of Common Stock, representing approximately 8.32% of the Common Stock issued and outstanding. Mr. Benson is the beneficial owner of 6,345,000 shares of Common Stock, including Common Stock issuable on the conversion of convertible securities and the exercise of options and warrants, representing

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CUSIP NO.  92846Y100                                       PAGE  5  OF  8  PAGES
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     approximately 10.97% of the Common Stock issued and outstanding. Mr. Hannah is the beneficial owner of 611,900 shares of Common Stock, representing approximately 0.93% of the Common Stock issued and outstanding. Fifth Avenue Capital is the beneficial owner of 8,860,575 shares of Common Stock,
     representing   approximately   15.33%  of  the  Common   Stock  issued  and
     outstanding. Stephen Morris is a principal of Fifth Avenue Capital. Mr. Morris is individually the beneficial owner of 30,000 shares of Common Stock issuable on the conversion of convertible securities and the exercise of options and warrants, representing approximately 0.05% of the Common Stock issued and outstanding. Except as set forth in this Item 5, neither SkyePharma, nor to its knowledge and belief, any of its executive officers or directors, beneficially owns any shares of Common Stock.

(b) SkyePharma has the shared power to vote or to direct the vote of, and the sole power to dispose or direct the disposition of, its 14,204,548 shares of Common Stock and its 3,000,000 shares of Common Stock that would be issued on the conversion of all of its shares of Preferred Stock and its $1,000,000 principal amount of Convertible Notes, based on the current conversion prices, and the exercise of all of its Warrants.

(c) There have been no transactions by SkyePharma nor, to SkyePharma's knowledge, by any of the other persons listed in Item 5(a) in the class of securities reported on in this Statement that were effected during the past 60 days, other than as set forth in this Statement. On October 1, 2003, Mr. Edson elected a cashless exercise of his 1,000,000 warrants, for which he surrendered 234,900 shares of Common Stock as payment for the 765,100 shares of Common Stock he received, resulting in a net decrease in his beneficial ownership of Common Stock, including convertible securities convertible into Common Stock, of 234,900 shares.

(d) No person other than SkyePharma has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, its Common Stock, Preferred Stock, Convertible Notes or Warrants.


ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Pursuant to the terms of the Commitment Letter, SkyePharma invested $1,000,000 in Convertible Notes and Warrants of the Issuer, which purchase was governed by the Securities Purchase Agreement. The Securities Purchase Agreement included customary representations and warranties of the Issuer. Pursuant to the terms of the Convertible Notes, interest is payable semi-annually at a rate of 12% per annum, 8% payable in cash and the balance of 4% payable, at the Issuer's sole discretion, in either cash or Common Stock. The Convertible Notes are convertible at any time at a conversion price of $1.00 into Common Stock, subject to the customary anti-dilution adjustments described above, until the maturity date of December 17, 2008. The Convertible Notes are redeemable at the option of the Issuer, commencing on December 17, 2004, if the sales price for the Common Stock is at least $3.00 per share for ten consecutive trading days prior to the notification of redemption. The Warrants entitle SkyePharma to purchase Common Stock of the Issuer at an exercise price of $1.00 per share, subject to the customary anti-dilution adjustments described above, and are exercisable by SkyePharma at any time through December 16, 2008. The Warrants are redeemable at the option of the Issuer, commencing December 17, 2004, if the sales price for the Common Stock is at least $3.00 per share for ten consecutive trading days prior to the notification of redemption.

         SkyePharma and the Issuer entered into a Letter Agreement, dated December 17, 2003, pursuant to which the Issuer has agreed that in the case of a redemption by the Issuer of the Notes

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CUSIP NO.  92846Y100                                       PAGE  6  OF  8  PAGES
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or the Warrants,  if SkyePharma  has not notified the Issuer that it will accept the redemption price for the Notes or the Warrants within the redemption notice period, SkyePharma would be deemed to have elected to convert or exercise its Notes or Warrants, as the case may be, prior to the effectiveness of such redemption, notwithstanding the procedural requirements described in the Notes and Warrants.

         In connection with the purchase of the Convertible Notes and Warrants, on December 17, 2003, SkyePharma became a party to a Registration Rights Agreement between the Issuer and the investors listed therein, dated as of December 15, 2003 (the "December Registration Rights Agreement"), the terms of which require the Issuer to file with the Commission on or before January 14, 2004 a registration statement (the "2004 Registration Statement") to permit the offering and sale of the Common Stock issuable on the conversion of the Convertible Notes and the exercise of the Warrants, and Common Stock issuable as payments of interest on the Convertible Notes. The Issuer must also use reasonable best efforts to have the 2004 Registration Statement declared effective by the Commission as promptly as practicable and no later than April 15, 2004. In the event that the Issuer fails to file the 2004 Registration Statement by January 14, 2004, the 2004 Registration Statement is not declared effective by April 15, 2004 or the 2004 Registration Statement does not remain effective and available for use, subject to customary blackout periods and other terms of the December Registration Rights Agreement, SkyePharma will be entitled to liquidated damages in the amount of 2.0% of the principal amount of its Convertible Notes for each thirty day period in which the Registration Statement is not declared effective or does not remain effective and available for use. The December Registration Rights Agreement also requires the Issuer to use its best efforts to list the Common Stock covered by the 2004 Registration Statement with any securities exchange on which the Common Stock of the Issuer is then listed.

         Pursuant to the Securities Purchase Agreement, the Issuer and the investors listed therein entered into the Security Agreement, dated as of December 15, 2003 (the "Security Agreement"), which SkyePharma became a party to on December 17, 2003. The Security Agreement granted the holders of the Notes a continuing first priority security interest in the assets of the Issuer, subject to the terms and conditions set forth therein. However, the security interest may be subordinated to the extent necessary for the Issuer to obtain a financing secured only by the Issuer's accounts receivable and inventory.

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CUSIP NO.  92846Y100                                       PAGE  7  OF  8  PAGES
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ITEM 7   MATERIALS TO BE FILED AS EXHIBITS

         Exhibit 1. Registration Rights Agreement, between Vital Living, Inc. and SkyePharma PLC, dated as of August 20, 2003 (incorporated by reference to Exhibit 1 to the Schedule 13D filed by SkyePharma PLC with the Commission on August 29,
                     2003).

         Exhibit 2. Subscription Agreement between, Vital Living, Inc. and SkyePharma PLC, dated as of August 20, 2003 (incorporated by reference to Exhibit 2 to the Schedule 13D filed by SkyePharma PLC with the Commission on August 29, 2003).

         Exhibit 3. Stockholders' Agreement, between SkyePharma PLC, Vital Living Inc., Bradley Edson, Stuart Benson, Donald Hannah, Stephen Morris and Fifth Avenue Capital Inc., dated as of August 20, 2003 (incorporated by reference to Exhibit 4 to the Schedule 13D filed by SkyePharma PLC with the Commission on August 29, 2003).

         Exhibit 4. Securities Purchase Agreement, between Vital Living, Inc., SkyePharma PLC and the other Investors named therein, dated as of December 15, 2003.

         Exhibit 5. Registration Rights Agreement, between Vital Living, Inc., SkyePharma PLC and the other Investors named therein, dated as of December 15, 2003.

         Exhibit 6. Letter Agreement, between Vital Living, Inc. and SkyePharma PLC, dated as of December 17, 2003.

         Exhibit 7. Security Agreement, between Vital Living, Inc., SkyePharma PLC and the other Investors named therein, dated as of December 15, 2003.

         Exhibit 8. 12% Senior Secured Convertible Note of Vital Living, Inc., dated as of December 17, 2003.

         Exhibit 9. Warrant to purchase 1,000,000 shares of Common Stock of Vital Living, Inc., dated as of December 17, 2003.

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CUSIP NO.  92846Y100                                       PAGE  8  OF  8  PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 19, 2003                       SkyePharma PLC



                                        By: /s/ Donald Nicholson
                                            ------------------------------------
                                            Name:  Donald Nicholson
                                            Title: Finance Director